Contact

www.linkedin.com/in/benjamin-
gurfinkel-b6711323 (LinkedIn)

Top Skills

Environmental Awareness

Sustainability

Environmental Management
Systems

Benjamin Gurfinkel

inventor at ecosave

San Diego, California, United States

Summary

pollution and the environmental global activity's

witch destroying our way of life,

I state IF YOU HAVE NO CONTROL.

YOU ARE OUT OF CONTROL

WE HAVE THE KNOW HOWE TO DELIVER

THE CONTROL

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Experience

ecosave
inventor
April 1998 - Present (27 years 4 months)

have four each patents and a trade mark

patent one oil water separator for machine coolant.

patent two oil pinch skimmer as delivery system.

patent three ocean oil spill removal and prepossessing vessel.

patent four storm drains interceptor and run of pollutant removal system.

Contaminated Water Purification
inventor
1998 - Present (27 years)

Solar Turbines
hazardous sours reduction
May 1982 - April 1998 (16 years)

have sate up a program to reduce hazardous material generated by the

metallic machinery fabrication by 71%

University of California San Diego Graduate School of International
Relations
energy conservation specialist
March 1975 - February 1978 (3 years)

reduce the campus needs of energy for cooling and

heating produced by the campus power plant

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Education

Israel electric CO
power generation, steam turbines · (1954 - 1968)

us San diego